Filed pursuant to Rule 253(g)(2)

File No. 024-12445

SUPPLEMENT DATED JUNE 4, 2025

TO OFFERING CIRCULAR DATED JANUARY 28, 2025

ACME ATRONOMATIC, INC.

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated January 28, 2025 of ACME ATRONOMATIC, Inc. (the “Company”) and the supplements thereto dated May 28, 2025 (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The offering circular dated January 28, 2025 is available here.

The supplement dated May 28, 2025 is available here.

The purpose of this supplement is to amend the discussion under the section heading “Directors, Executive Officers and Significant Employees” to remove the Company’s former Principal Scientist, David Ryglicki, and Jason Weinberger, the Company’s former VP of Weather Data Sales, who have resigned from their respective roles. The Company believes these departure will not have a material effect on the Company’s operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets out the company’s officers and directors as of the date of this offering circular. All of the officers and directors work with the company on a full-time basis.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers: Directors:
Andrew Green	President, Chief Executive Officer	55	2009 until present.	Full time
Sarvesh Garimella	Chief Technology Officer	34	2019 until present	Full time
Chandler Heitmann	Chief Operating Officer	30	2023 until present	Full time
Directors:
Andrew Green	Director	55	2009 until present

Andrew Green, Founder, CEO and Director

Andy Green is the founder and CEO of ACME AtronOmatic, founding the company in 2009 following years of experience in technology and information services. In 1989, Andy started one of the world’s first public-access Internet service providers, Intelecom Data Systems Inc. The service pioneered the use of modern Internet access technologies commonly used today, including Internet over Cable TV networks and Internet over DSL lines. The service was sold in 1998. In 2000, Green formed an Internet-based aviation information services company, Aviation Data Systems, which evolved into a software and services company that is today known as ACME AtronOmatic, Inc. The company’s primary product is the popular MyRadar weather and environmental information app. For his efforts in advancing weather and environmental awareness, Green was nominated Weatherperson of the Year in December 2020 by the Federal Alliance for Safe Homes, for his leadership in promising disaster safety and resilience.

Sarvesh Garimella, Chief Technology Officer

Dr. Sarvesh Garimella serves as the company’s Chief Technology Officer and works at the interface of artificial intelligence, atmospheric science, and instrument development. He oversees the research and innovation efforts for the company’s MyRadar app to create novel capabilities and products. With a background in planetary science and environmental engineering as an undergraduate at Caltech (BS ’11), his graduate career focused on clarifying the role of anthropogenic emissions of particulate matter on clouds and climate. He was awarded a masters in Atmospheric Science (SM ’14) and doctorate in Climate Physics and Chemistry at MIT (PhD ’16), where his research focused on developing the Spectrometer for Ice Nuclei and representing the microphysical underpinnings of ice cloud formation in global climate models with a machine learning approach. As part of his past affiliation with the MIT Center for Global Change Science, his studies also examined the policy implications of this research from both a climate and human health perspective.

Chandler Heitmann, Chief Operating Officer

Chandler Heitmann, currently serves as the company’s Chief Operating Officer. Chandler is a Florida native, graduated from Florida State University with a degree in Criminology. After completing her education, she returned to her hometown of Naples, FL, where she helped manage a successful political mayoral campaign. In 2016, Chandler transitioned to the sports industry by joining the Orlando Magic, where she served as a Premium Guest Service Representative & Corporate Office Guide. As of October 2018, she has been working for MyRadar and started as the Executive Assistant to the CEO, with a primary focus on managing the CEOs day to day responsibilities in areas such as operations, human resources, billing and other administrative tasks. Her dedication and capabilities led to her promotion to the position of Chief Operating Officer. In this role, she assumes the responsibility of overseeing all operational aspects of the company while maintaining a close partnership with the CEO.

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